Exhibit 3.19

CERTIFICATE OF INCORPORATION

FIRST:                                                        The name of the corporation is:

Arch Western Corporation

SECOND:                                         The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

THIRD:                                                   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:                                        The total number of shares of stock which the corporation shall have authority to issue is 1,000 shares of Common Stock of the par value of $.01 per share.

FIFTH:                                                       The name and mailing address of the incorporator is:  Miriam Rogers Singer, CityPlace One, Suite 300, St. Louis, MO 63141.

SIXTH:                                                     The corporation is to have perpetual existence.

SEVENTH:                                 In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the By-laws of the corporation.

EIGHTH:                                          Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide.  The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.  Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.

NINTH:                                                   The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

TENTH:                                                 The corporation shall indemnify, to the fullest extent now or hereafter permitted by law, each director or officer of the corporation who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an authorized representative of the corporation, against all expenses (including attorneys’ fees and disbursements), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided however, that this provision shall not eliminate or limit the liability of a director to the extent that such elimination or limitation of liability is expressly prohibited by the Delaware General Corporation Law as in effect at the time of the alleged breach of duty by such director.

Any repeal or modification of this Article by the stockholders of the corporation shall not adversely affect any right or protection existing at the time of such repeal or modification to which any person may be entitled under this Article.  The rights conferred by this Article shall not be exclusive of any other right which the corporation may now or hereafter grant, or any person may have or hereafter acquire, under any statute, provision of this Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.  The rights conferred by this Article shall continue as to any person who has ceased to be a director or officer of the corporation and shall inure to the benefit of the heirs, executors and administrators of such person.

For the purposes of this Article, the term “authorized representative” shall mean a director, officer, employee or agent of the corporation or of any subsidiary of the corporation, or a trustee, custodian, administrator, committeeman or fiduciary of any employee benefit plan established and maintained by the corporation or by any subsidiary of the corporation, or a person who is or was serving another corporation, partnership, joint venture, trust or other enterprise in any of the foregoing capacities at the request of the corporation.

THE UNDERSIGNED, being the incorporator named above, for the purposes of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 7th day of May, 1998.

/s/ Miriam Rogers Singer
Miriam Rogers Singer, Incorporator

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CERTIFICATE OF MERGER

of

ARCH WESTERN ACQUISITION CORPORATION

with and into

ARCH WESTERN CORPORATION

Pursuant to Section 251 of the

General Corporation Law of the State of Delaware

Pursuant to Section 251(c) of the General Corporation Law of the State of Delaware (“DGCL”), Arch Western Corporation, a Delaware corporation (“Arch Western”), hereby certifies the following in connection with the merger (the “Merger”) of Arch Western Acquisition Corporation, a Delaware corporation (“AWAC”), with and into Arch Western:

1.  Name and State of Incorporation.  The names and states of incorporation of Arch Western Corporation and Arch Western Acquisition Corporation, which are the only constituent corporations in the Merger (the “Constituent Corporations”), are:

Name	State of Incorporation

Arch Western Acquisition Corporation	Delaware
Arch Western Corporation	Delaware

2.  Agreement or Merger.  The Agreement and Plan of Merger, dated as of May 8, 1998, by and between Arch Western and AWAC (the “Agreement of Merger”), setting forth the terms and conditions of the Merger, has been approved, adopted, certified, and executed in accordance with the provisions of Sections 103 and 251 of the DGCL and acknowledged by each of the Constituent Corporations.

3.  Name of Surviving Corporation.  The name of the surviving corporation in the Merger is Arch Western Corporation (the “Surviving Corporation”), which will continue its existence upon the effective date of the Merger pursuant to the provisions of the DGCL.

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4.  Certificate of Incorporation of Surviving Corporation.  The Certificate of Incorporation of the Surviving Corporation shall be amended as of the Effective Time (as defined in paragraph 7 below) in the following manner:

Article FIRST shall be amended to read:

“FIRST:  The name of the corporation is:

Arch Western Acquisition Corporation”

5.  Agreement of Merger on File.  An executed copy of the Agreement of Merger is on file at the principal place of business of the Surviving Corporation, the address of which is CityPlace One, Suite 300, St. Louis, Missouri 63141.

6.  Copy of Agreement of Merger.  A copy of the Agreement of Merger will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.

7.  Effective Time of Certificate of Merger.  This Certificate or Merger shall become effective as of the date and time of the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Merger has been executed as of May 8, 1998.

ARCH WESTERN CORPORATION

By:	/s/ Jeffry N. Quinn

Name:	Jeffry N. Quinn

Title:	President

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